Exhibit 99.1

Relevant event filed with the BMV:

Subject:

Designation of the Secretary of the Board of Directors of Petroleos Mexicanos y and the Deputy Director of Financial Information Systems of Petroleos Mexicanos.

________________________________________________________________________

The Board of Directors of Petroleos Mexicanos in its meeting held on November 5, 2003 approved the designation of Mr. Jose Cesar Nava Vazquez, Director General of Legal Affaires of the Ministry of Energy, as Secretary of this Board in order to replace Mr. Jose Rafael Robles Diaz who ended his working relation at the Ministry of Energy.

Also in that meeting, the designation of Mr. Victor M. Camara Peon as Deputy Director of Financial Information Systems of Petroleos Mexicanos was approved. Based on his working experience Petroleos Mexicanos considers he is the ideal person for that position in the Corporate Financial Direction of Petroleos Mexicanos.